HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

March 16, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director

  Division of Corporation Finance

Re:	Hess Midstream Partners LP

Amendment No. 9 to Registration Statement on Form S-1

Filed February 13, 2017

File No. 333-198896

Ladies and Gentlemen:

Set forth below are the responses of Hess Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2017 with respect to the Partnership’s registration statement on Form S-1 initially filed with the Commission on September 24, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have submitted through EDGAR Amendment No. 10 to the Registration Statement (“Amendment No. 10”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 10 marked to show all changes made since Amendment No. 9 to the Registration Statement, which was filed on February 13, 2017.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 10, unless otherwise indicated.

General

1.	Reference to page A-90 of the prospectus indicates that your general partner may elect, without unitholder approval, to cause Common Units held by Persons who are not Affiliates of the General Partner to be converted into or exchanged for interests in a newly formed entity taxable as a corporation or an entity taxable at the entity level for U.S. federal (or applicable state and local) income tax purposes. Please confirm that you will register such conversion unless an exemption from registration is available. See Securities Act Section 2(a)(3).

Response: We acknowledge the Staff’s comment and confirm that we will undertake to register any such future conversion of Common Units for interests in a newly formed entity taxable as a corporation or an entity taxable at the entity level for U.S. federal (or applicable state and local) income tax purposes unless an exemption from registration is available with respect to such conversion.

Business Strengths

2.	Please expand your disclosure to explain in context the reference to “various development and infrastructure planning processes” through which your management team is “integrated closely with Hess’s Bakken operating team.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 5 and 121.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Thomas Brandt at (713) 546-7486.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer
Hess Midstream Partners GP LLC

cc:	Karina V. Dorin, Securities and Exchange Commission

Bill Finnegan, Latham & Watkins LLP

Thomas Brandt, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth Kenyon LLP

Stephanie Beauvais, Andrews Kurth Kenyon LLP